Exhibit 4.21

SUMMARY OF CREDIT LINE AGREEMENT BETWEEN CHINA BANK OF COMMUNICATIONS GUILIN BRANCH AND GUILIN JUN TAI FU CONSTRUCTION AND DEVELOPMENT CO. LTD.

In May 2012, China Bank of Communications Guilin Branch (the “Bank”) entered into agreement with Guilin Jun Tai Fu Construction and Development Co. Ltd. (the “Company”).

The Bank granted the Company a revolving credit line in the amount of RMB 40 million to fund operations and procure materials after the completion of the manufacturing facility in Guilin. The revolving credit line is available for a term of 2 years.    Any loan made under the revolving credit line is due within 1 year from the date of the loan. The annual interest rate on the loan is fixed at the Bank of China’s benchmark rate at the time of the issuance of the loan plus 5%.

The Bank granted the Company a credit line in the amount of RMB 60 million to fund the development of the Company’s manufacturing facility in Guilin.  The credit line is available for a term of 1 year.  Any loan made under the credit line is due within 7 years from the date of the loan.  The annual interest rate on the loan is the Bank is fixed at the Bank of China’s benchmark rate at the time of the issuance of the loan plus 5%.

The Bank approved the Company’s request for a sight letter of credit in the amount of RMB 20 million that can be used within a 2 year period.  The Company must repay the Bank immediately for the credit issued. The letter of credit is for the procurement of equipment for the Company’s manufacturing facility in Guilin.  Applicable interest rate and fees will be according to the Bank’s policies.

The Bank approved the company’s request for a usance letter of credit in the amount of RMB 20 million that can be used within a 2 year period.  The Company has 1 year to pay the Bank for the credit issued.  The letter of credit is for the procurement of equipment for the Company’s manufacturing facility in Guilin.  Applicable interest rate and fees will be according to the Bank’s policies.

The credit lines are subject to the following material conditions:

●	The Company shall complete procedures to perfect the Bank’s security interests in the collateral and to make legally effective the Company’s guarantees to the Bank.
●	Prior to the release of the funds, the Company shall obtain a construction permit and ensure that it has completed procedures to comply with applicable laws and regulations.
●
The Company must invest its own funds and bank loan proceeds according to a pre-determined ratio; the Company must invest its own funds before investing bank loan proceeds (prior to the release of each loan, the amount invested by the Company (sans investments made using loan proceeds) must not be lower than 37% of the total investment).

●	The short term credit line (used for operations and letters of credit) can be tapped only after the manufacturing facility becomes operational.
●	The Company must abide by the terms and conditions set by the loan committee of the branch bank.